

July 22, 2014

Via Email
Kenneth Bosket
Chief Executive Officer
Crown Equity Holdings Inc.
11226 Pentland Downs Street
Las Vegas, NV 89141

> **Re:** **Crown Equity Holdings Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 25, 2014**
> **File No. 000-29935**

Dear Mr. Bosket:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Voting Securities, page 4

1. Please revise to provide the number of record holders of your common stock as of a recent practicable date.

Purpose of Increasing the Company's Authorized Shares …, page 9

2. Please affirmatively disclose whether you have any plans, proposals, or arrangements to enter into a merger, consolidation, acquisition or similar business transaction. If such plans or intentions exist, please provide the disclosure required by Schedule 14A, including Items 11, 13, and 14, as appropriate. Please refer to Note A to Schedule 14A.

Reverse Stock Split, page 9

3. Please revise your disclosure to discuss whether fractional shares will be rounded up to the next whole share, or whether shareholders will be paid for their fractional shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Attorney-Adviser, at (202) 551-3342, Lisa Kohl, Attorney-Adviser, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director